

September 6, 2023

Philipp Stratmann
Chief Executive Officer
Ocean Power Technologies, Inc.
28 Engelhard Drive, Suite B
Monroe Township, New Jersey 08831

Re: Ocean Power Technologies, Inc.
Amendment No. 2 to Registration Statement on Form S-3
Filed on August 24, 2023
File No. 333-273044

Dear Philipp Stratmann:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-3 filed August 24, 2023

Incorporation of Certain Documents By Reference, page 3

1. We note that you have incorporated by reference your Form 10-K for the fiscal year ended April 30, 2023 and that your Form 10-K incorporates by reference to your definitive proxy statement. We also note that instead of providing Part III information in a definitive proxy statement, you provided it in a 10-K/A filed on August 28, 2023. Please revise your registration statement to incorporate by reference the Form 10-K/A filed August 28, 2023.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Claudia Rios, Staff Attorney, at (202) 551-8770 or Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Kevin J. Poli, Esq.